UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2024

Fundrise Development eREIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	83-3430017
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Fl, Washington, DC (Full Mailing Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information beginning on page 58 in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2024. The consolidated financial statements included in this filing as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Development eREIT, LLC (formerly known as Fundrise Growth eREIT 2019, LLC) is a Delaware limited liability company formed on February 1, 2019. Effective August 2, 2021, the Company merged (the “Merger”) with Fundrise Growth eREIT V, LLC (the “Target eREIT”), with the Company as the surviving entity, and concurrently changed its name to Fundrise Development eREIT, LLC. Following the Merger, we continue to originate, invest in, and manage a diversified portfolio of commercial real estate investments including, primarily, residential rental properties, as well as real estate-related debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Development eREIT”, the “Company”, “we”, “us”, or “our” in this Semiannual Report refer to Fundrise Development eREIT, LLC unless the context indicates otherwise. For more information about the Merger, please see the Offering Circular filed on August 2, 2021 here.

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2019, and intends to continue to operate as such.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our Offering Circular, which may be accessed here (beginning on page 26), as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer in the future, up to $75.0 million in our common shares during the rolling twelve-month period under Regulation A (which we refer to as the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. Most recently the Company filed an offering statement on December 1, 2022 qualifying approximately $55.8 million of additional common shares for sale pursuant to Regulation A. As of June 30, 2024 and December 31, 2023, we had raised total gross offering proceeds of approximately $158.2 million from settled subscriptions (including proceeds received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $1.9 million received in private placements to third parties) and had settled subscriptions in our Offering and separate private placements for an aggregate of approximately 15,240,000 and 15,239,000, respectively, of our common shares. Assuming the settlement for all subscriptions received, approximately $41.3 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering as of June 30, 2024.

The per share purchase price for our common shares is subject to adjustment every semiannual period (or such other period as determined by our Manager in its sole discretion, but no less frequently than annually) and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2022, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2022	$10.60	Form 1-U
March 31, 2023	$10.38	Form 1-U
June 30, 2023	$10.33	Form 1-U
September 30, 2023	$10.12	Form 1-U
December 30, 2023	$9.52	Form 1-U
March 29, 2024	$9.49	Form 1-U
June 29, 2024	$9.57	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). To avoid federal income and excise taxes on retained taxable income and gains, we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past, and expect in the future, to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Any distributions that we may make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective July 1, 2024, we revised our Redemption Plan to increase the maximum amount of shares that may be redeemed in a quarter to be 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. Previously, we revised our redemption plan effective November 17, 2023 to reflect that (i) the Manager in its sole discretion may determine to redeem in full a shareholder holding less than 100 common shares prior to redeeming other requests on a pro-rata basis; (ii) the last day to submit a redemption request will be the last business day of the applicable quarter; and (iii) redemptions not fully honored will be terminated, and will need to be resubmitted in order to be considered in any subsequent period when redemptions are being processed. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2024 and December 31, 2023, approximately 4.7 million and 3.8 million common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenue and cash flows through the rental operations of our rental real estate properties and distributions from our investments in equity method investees. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition in our consolidated financial statements for further detail.

Results of Operations

For the six months ended June 30, 2024 and 2023, we had net losses of approximately $2.5 million and $1.8 million, respectively.

Revenue

Rental Revenue

For the six months ended June 30, 2024 and 2023, we earned rental revenue of approximately $2.6 million and $2.9 million, respectively, from the operation of rental real estate properties. The decrease in rental revenue is directly attributable to the impact of occupancy, rents, and leasing activity.

Other Revenue

For the six months ended June 30, 2024 and 2023, we earned other revenue of approximately $409,000 and $73,000, respectively. The increase in other revenue is primarily attributable to an increase in recoverable expenses and forfeited deposits for the C20 Controlled Subsidiary property.

Expenses

Depreciation and Amortization

For the six months ended June 30, 2024 and 2023, we incurred depreciation and amortization expenses of approximately $1.1 million and $1.2 million, respectively.

Property Operating and Maintenance

For the six months ended June 30, 2024 and 2023, we incurred property operating and maintenance expenses of approximately $1.5 million and $1.4 million, respectively, which includes property insurance, real estate taxes, and other routine maintenance costs.

Investment Management and Other Fees – Related Party

For the six months ended June 30, 2024 and 2023, we incurred investment management and other related party fees of approximately $547,000 and $538,000, respectively. Any change in investment management fees is directly related to NAV throughout the period as the investment management fee is calculated as a percentage of NAV.

General and Administrative Expenses

For the six months ended June 30, 2024 and 2023, we incurred general and administrative expenses of approximately $245,000 and $209,000, respectively, which includes auditing and professional fees, bank fees, software and subscription costs, transfer agent fees, and other expenses associated with operating our business, including efforts to market properties for sale.

Other Income (Expense)

Decrease in Fair Value of Derivative Financial Instrument

For the six months ended June 30, 2024 and 2023, we recognized a decrease in the fair value of our derivative financial instrument of approximately $539,000 and $258,000, respectively. The derivative financial instrument is related to the interest rate swap contract on the mortgage payable of one of our real estate investment properties. The decrease in the fair value of our derivative financial instrument is attributable to movement in interest rates and the derivative contract getting closer to its maturity date. See Note 9, Derivative Financial Instrument for further information.

Equity in Earnings (Losses)

For the six months ended June 30, 2024 and 2023, we incurred equity in earnings (losses) of approximately $889,000 and $(92,000) from our equity method investees, respectively. The increase in equity in earnings is primarily attributable to positive operating performance in one of our equity method investees during the six months ended June, 30 2024.

Interest Expense, net

For the six months ended June 30, 2024 and 2023, we incurred net interest expense of approximately $497,000 and $586,000, respectively. The decrease in net interest expense is primarily due to an increase in income from an interest rate swap which is recorded as a reduction to interest expense. See Note 9, Derivative Financial Instrument for more information.

Interest Expense – Related Party

For the six months ended June 30, 2024 and 2023, we incurred interest expense on related party debt of approximately $1.3 million and $553,000, respectively. The increase in interest expense is due to an overall higher average principal balance outstanding and higher interest rates during the six months ended June 30, 2024.

Loss on sale of real estate

For the six months ended June 30, 2024 and 2023, we incurred a net realized loss on investments of approximately $58,000 and $0, respectively. The increase in loss was due to the sale of the RSE V40 Controlled Subsidiary property.

Impairment Loss

For the six months ended June 30, 2024 and 2023, we incurred impairment loss of approximately $606,000 and $0, respectively. See Note 2, Summary of Significant Accounting Policies – Investments in Rental Real Estate Properties and Real Estate Held for Improvement for more information regarding impairment.

Our Investments

The following tables summarize the investments held during the period from January 1, 2023 through June 30, 2024. See “Recent Developments” for a description of any investments we have made since June 30, 2024. Note that the use of the term “controlled subsidiary” is not intended to conform with the U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost (1)	Projected Exit Price (1)	Projected Hold Period (1)	Overview (Form 1-U)
RSE W421 Controlled Subsidiary	Los Angeles, CA	Commercial	11,300	07/25/2019	$7,325,000	$610,000	$7,935,000	7 years	Initial
RSE C35 Controlled Subsidiary	Los Angeles, CA	Multifamily	5,300	07/31/2019	$4,195,000	$20,200,000	$24,400,000	7 years	Initial
RSE V40 Controlled Subsidiary (3)	Brentwood, MD	Mixed-Use	60,000	11/08/2019	$4,120,000	$2,400,000	$6,520,000	7 years	Initial Update
RSE R450 Investment	Brentwood, MD	Multifamily	43,500	11/08/2019	$7,660,000	$--	$7,660,000	10 years	Initial
W420 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	15,000	12/06/2019	$7,490,000	$4,890,000	$12,410,000	7 years	Initial
W372 Controlled Subsidiary	Los Angeles, CA	Multifamily	6,250	12/31/2019	$1,520,000	$900,000	$2,420,000	7 years	Initial
W422 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	7,000	08/24/2020	$3,055,000	$4,170,000	$7,225,000	10 years	Initial
B19 Controlled Subsidiary (2)	Landover, MD	Unimproved Land	965,000	08/02/2021	$6,881,000	$52,119,000	$59,000,000	10 years	Initial
C20 Controlled Subsidiary (2)	Alexandria, VA	Mixed-Use	290,000	08/02/2021	$39,105,000	$--	$39,105,000	5 years	Initial

(1)	Projected renovation costs, exit prices, and hold periods presented are as of the date of acquisition by the Company, and have not been subsequently updated.
(2)	These assets were acquired by the Company on August 2, 2021 in connection with the Merger. The acquisition costs, renovation costs, exit prices, and hold periods presented are as of the initial date of acquisition, and were not updated as of or subsequent to the date of the Merger.
(3)	On April 16, 2024 the Company sold the RSE V40 Controlled Subsidiary.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
GlenLine Controlled Subsidiary	Washington, DC	Land	09/25/2019	$5,850,000	Initial	Update
Hampton Station Controlled Subsidiary	Greenville, SC	Mixed Use	11/19/2021	$1,891,000	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of acquisition, and have not been subsequently updated.

The following assets were owned by Fundrise SFR DEV JV 1, LLC, a joint venture (“Co-Investment Arrangement”) between the Company and Fundrise Real Estate Interval Fund, LLC during the period from January 1, 2023 through June 30, 2024. See Note 3, Investments in Equity Method Investees for more information.

Real Property Controlled Subsidiaries (Co-Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
Carmel Villas Controlled Subsidiary	Denton, TX	Land	04/02/2021	$6,594,000	Initial	Update
Kingsland Heights Controlled Subsidiary(2)	Brookshire, TX	Single Family Rental	07/22/2021	$2,516,000	Initial	Update

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of acquisition, and have not been subsequently updated.

(2)	On June 28, 2024 the investment in Kingsland Heights Controlled Subsidiary was redeemed.

As of June 30, 2024, the Company’s investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 12, Related Party Arrangements for further information regarding National Lending and Co-Investment Arrangements.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations. As of June 30, 2024, we had deployed approximately $152.1 million for twelve investments and had approximately $5.8 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a capital contribution amount of 5% of its assets under management to National Lending. See Note 12, Related Party Arrangements for further information regarding National Lending. As of June 30, 2024, we anticipate that cash on hand, cash flow from our rental real estate properties and equity method investments, proceeds from asset sales or repayments, and net proceeds from our Offering will provide sufficient liquidity to meet funding commitments and costs of operations for at least the next 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. The Company did not have any outstanding, unsecured Company level debt as of September 26, 2024 or June 30, 2024. This amount does not include any debt secured by the real property of our consolidated or unconsolidated investments. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. Over the past six months, we experienced the benefits that being invested in the right locations and the right asset types can have on performance despite the ongoing headwinds created by sustained higher borrowing costs. The magnitude of these returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. However, we believe this is just the beginning of a recovery that we expect to continue to gain momentum through the rest of the year. Further, as a result of the sustained strong operating performance of our properties, we have been able to put our capital reserves to work as an active buyer through this period where prices have been arguably more attractive than at any other point in the last decade.

Looking ahead, we plan to continue to actively deploy into both new equity and credit investments, capitalizing on persistently elevated rates to deliver much higher than average fixed income returns, as well as acquire new assets at what we believe are at temporarily depressed prices. With interest rates stabilizing, we expect improvement in property fundamentals will continue to result in further positive gains over the next several quarters. Furthermore, we expect that as interest rates fall over the next several years, the assets acquired during this period of depressed pricing will be one of the largest drivers of outsized returns in the future.

Off-Balance Sheet Arrangements

As of June 30, 2024 and December 31, 2023, we had no off-balance sheet arrangements.

Recent Developments

National Lending

On July 30, 2024, National Lending issued a new promissory note to the Company for a total maximum principal amount of $3.0 million. The note bears a 6.25% interest rate and matures on July 29, 2025. As of September 26, 2024 the principal outstanding on the promissory note is $2.0 million.

Mortgage Payable

On September 4th, 2024, as part of ongoing forbearance discussions, the lender delivered a notice of default for the C20 Mortgage. As part of the notice, the lender acknowledged that it does not intend to charge interest at the default rate.

Item 2.	Other Information

None.

Item 3. Financial Statements

INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Development eREIT, LLC

Fundrise Development eREIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2024 (unaudited)	As of December 31, 2023 (*)
ASSETS
Cash and cash equivalents	$5,834	$3,791
Restricted cash	1,694	1,703
Other assets, net	816	992
Intangible lease assets, net	2,021	2,732
Derivative financial instrument	1,205	1,744
Investments in equity method investees	51,953	54,418
Investments in rental real estate properties, net	112,239	91,744
Investments in real estate held for improvement	9,052	20,096
Investments in real estate held for sale	-	11,821
Total Assets	$184,814	$189,041

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$1,149	$1,304
Due to related party	284	509
Settling subscriptions	-	3
Redemptions payable	4,116	6,300
Distributions payable	69	203
Rental security deposits and other liabilities	758	802
Intangible lease liabilities, net	1,917	2,118
Notes payable - related party	43,222	33,345
Mortgage payable, net	35,213	35,016
Total Liabilities	86,728	79,600

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 15,240,286 and 15,238,514 shares issued and 10,517,941 and 11,445,268 shares outstanding as of June 30, 2024 and December 31, 2023, respectively	109,950	118,717
Accumulated deficit and cumulative distributions	(11,864)	(9,276)
Total Members’ Equity	98,086	109,441
Total Liabilities and Members’ Equity	$184,814	$189,041

*Derived from audited consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Development eREIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2024 (unaudited)	June 30, 2023 (unaudited)
Revenue
Rental revenue	$2,606	$2,898
Other revenue	409	73
Total revenue	3,015	2,971

Expenses
Depreciation and amortization	1,120	1,191
Property operating and maintenance	1,488	1,439
Investment management and other fees – related party	547	538
General and administrative expenses	245	209
Total expenses	3,400	3,377

Other income (expense)
Decrease in fair value of derivative financial instrument	(539)	(258)
Equity in earnings (losses)	889	(92)
Dividend income	63	67
Interest expense, net	(497)	(586)
Interest expense - related party	(1,343)	(553)
Loss on sale of real estate	(58)	-
Impairment loss on real estate	(606)	-
Total other (expense) income	(2,091)	(1,422)

Net loss	$(2,476)	$(1,828)

Net loss per basic and diluted common share	$(0.22)	$(0.15)
Weighted average number of common shares outstanding, basic and diluted	11,195,382	12,275,228

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Fundrise Development eREIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated
	Shares	Amount	Deficit and Cumulative Distributions	Total Members’ Equity
December 31, 2023 (*)	11,445,268	$118,717	$(9,276)	$109,441
Issuance of common shares	1,773	18	-	18
Offering costs	-	(45)	-	(45)
Distributions declared on common shares	-	-	(112)	(112)
Redemptions of common shares	(929,100)	(8,740)	-	(8,740)
Net loss	-	-	(2,476)	(2,476)
June 30, 2024 (unaudited)	10,517,941	$109,950	$(11,864)	$98,086

	Common Shares		Accumulated
	Shares	Amount	Deficit and Cumulative Distributions	Total Members’ Equity
December 31, 2022 (*)	11,969,992	$123,862	$(2,871)	$120,991
Issuance of common shares	949,890	9,968	-	9,968
Offering costs	-	(47)	-	(47)
Distributions declared on common shares	-	-	(304)	(304)
Redemptions of common shares	(765,063)	(7,930)	-	(7,930)
Net loss	-	-	(1,828)	(1,828)
June 30, 2023 (unaudited)	12,154,819	$125,853	$(5,003)	$120,850

*Derived from audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Development eREIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2024 (unaudited)	For the Six Months Ended June 30, 2023 (unaudited)
OPERATING ACTIVITIES:
Net loss	$(2,476)	$(1,828)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of above- and below-market leases	(164)	(178)
Amortization of deferred rental revenue	(70)	185
Bad debt expense	67	102
Depreciation and amortization	1,120	1,191
Equity in (earnings) losses	(889)	92
Return on investment from equity method investees	126	54
Amortization of below-market debt value	197	197
Decrease in fair value of derivative financial instrument	539	258
Loss on sale of investments in rental real estate properties	58	-
Impairment loss on real estate	606	-
Changes in assets and liabilities:
Net decrease (increase) in other assets	170	341
Net increase (decrease) in accounts payable and accrued expenses	(768)	(139)
Net increase in due to related party	247	401
Net increase (decrease) in rental security deposits and other liabilities	(44)	(36)
Net cash provided by (used in) operating activities	(1,281)	640
INVESTING ACTIVITIES:
Investment in equity method investees	(1,412)	(12,794)
Return of investment from equity method investees	4,640	-
Capital expenditures related to rental real estate properties	(221)	(225)
Capital expenditures related to real estate held for improvement	(2,092)	(1,219)
Proceeds from the sale of investments in real estate held for sale	4,201	-
Net cash provided by (used in) investing activities	5,116	(14,238)
FINANCING ACTIVITIES:
Proceeds from notes payable – related party	12,900	10,500
Repayment of notes payable – related party	(3,500)	(2,000)
Proceeds from issuance of common shares	15	9,950
Proceeds from settling subscriptions	-	67
Redemptions paid	(10,924)	(6,679)
Distributions paid	(246)	(297)
Reimbursements to related party	(4)	(33)
Offering costs paid	(42)	(56)
Net cash provided by (used in) financing activities	(1,801)	11,452

Net increase (decrease) in cash and cash equivalents and restricted cash	2,034	(2,146)
Cash and cash equivalents and restricted cash, beginning of period	5,494	7,967
Cash and cash equivalents and restricted cash, end of period	$7,528	$5,821

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Capital expenditures related to real estate held for improvement included in accounts payable and accrued expenses	$619	$459
Reclass investments in real estate held for improvement to rental real estate properties	$13,328	$1,760
Reclass investments in real estate held for improvement to investments in real estate held for sale	$-	$4,305
Reclass investments in rental real estate properties to real estate held for improvement	$-	$171
Reclass investments in real estate held for sale to investments in rental real estate properties	$7,571	$-
Reclass intangible lease assets to investments in rental real estate properties	$703	$-
Reclass investments in real estate held for improvement to intangible lease assets	$428	$-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party notes	$865	$122
Interest paid – mortgage payable	$1,388	$1,109

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Development eREIT, LLC

Notes to Consolidated Financial Statements (Unaudited)

1.             Formation and Organization

Fundrise Development eREIT, LLC (formerly known as Fundrise Growth eREIT 2019, LLC) was formed on February 1, 2019 as a Delaware limited liability company and substantially commenced operations on July 5, 2019. Effective August 2, 2021, Fundrise Growth eREIT V, LLC (the “Target eREIT”), merged with and into Fundrise Growth eREIT 2019, LLC (which was concurrently renamed Fundrise Development eREIT, LLC), with the Company as the surviving entity (the “Merger”). As used herein, the “Company”, “we”, “us”, and “our” refer to Fundrise Development eREIT, LLC, except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate investments, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the taxable year ended December 31, 2019. We hold substantially all of our assets directly, and as of June 30, 2024 and December 31, 2023 have not established an operating partnership or any taxable REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT. We elect to treat certain wholly-owned subsidiaries as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies - Income Taxes for further information on the QRSs.

The Company’s initial and subsequent offering of its common shares (the “Offering”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified approximately $55.8 million of additional common shares on December 13, 2022, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of June 30, 2024 and December 31, 2023, after redemptions, the Company has common shares outstanding of approximately 10,518,000 and 11,445,000, respectively, including common shares issued to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of both June 30, 2024 and December 31, 2023, approximately 1,000 common shares were held by the Sponsor for an aggregate purchase price of approximately $11,000. In addition, as of both June 30, 2024 and December 31, 2023, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of approximately 10,500 common shares for an aggregate purchase price of approximately $106,000. As of both June 30, 2024 and December 31, 2023, third parties had purchased approximately 179,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $1.9 million. As of June 30, 2024 and December 31, 2023, the total amount of equity issued by the Company on a gross basis was approximately $158.2 million, and the total amount of settling subscriptions was approximately $0 and $3,000, respectively. These amounts were offered at a $9.49 and $10.12 per share price, respectively.

2.             Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2023 balance sheet and certain related disclosures are derived from the Company’s December 31, 2023 audited financial statements. These interim financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and 2023, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to current year presentation. The Company reclassified money market dividends earned in connection with its operating cash sweep accounts from “Other revenue” to “Dividend income”. This reclassification did not have an impact on the Company’s net income (loss) for the periods presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs for the periods presented in these consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of June 30, 2024 and December 31, 2023.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Loss per Share

Basic loss per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic loss per share is computed by dividing net income or loss available to members by the weighted-average common shares outstanding during the period. Diluted net loss per common share equals basic net loss per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2024 and 2023.

Offering Costs

Offering costs of the Company were initially paid by the Manager on behalf of the Company. These offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s second amended and restated operating agreement (the “Operating Agreement”), the Company is obligated to reimburse the Manager, or its affiliates, as applicable, for offering costs paid by them on behalf of the Company. The Manager decided that the Company shall only reimburse the Manager for the offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for offering costs incurred, both before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager is based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments are made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate. After the Company’s NAV exceeded the Hurdle Rate, it recognized a liability with a corresponding reduction to equity for offering costs.

The table below presents the Company’s offering costs paid and payable to the Manager as of and for the periods presented (amounts in thousands):

Offering Costs (1)	For the Six Months Ended June 30, 2024	For the Year Ended December 31, 2023
Costs incurred by the Manager:
Beginning balance	$233	$213
Costs incurred during the period	4	20
Ending balance	$237	$233
Less: cumulative costs reimbursed to Manager	(225)	(225)
Less: costs payable to Manager	-	-
Total costs subject to reimbursement in a future period	$12	$8

(1) The Hurdle Rate was met as of December 31, 2020.

During the six months ended June 30, 2024 and 2023, the Company directly incurred offering costs of approximately $42,000 and $39,000, respectively. As of June 30, 2024 and December 31, 2023, approximately $0 and $9,000, respectively, of directly incurred offering costs were payable and included within “Accounts payable and accrued expenses” in the consolidated balance sheets.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these consolidated financial statements.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2024 and 2023.

Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, multifamily properties, townhomes or condominiums, office space, or industrial properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above-market leases, acquired in-place leases, and other identified intangible assets), intangible liabilities (including below-market leases), and assumed liabilities, and allocates the purchase price on a relative fair value basis (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any lease intangible value is written off.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	25 – 35 years
Site improvements	5 – 20 years
Furniture, fixtures, and equipment	5 – 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2024 and 2023, we recognized an impairment loss of approximately $606,000 and $0, respectively.

Investments in Real Estate Held For Sale

 From time to time, we may identify rental real estate properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale or presented as discontinued operations in accordance with U.S. GAAP.

 Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition;(ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, we discontinue depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within investments in real estate held for sale on our consolidated balance sheets. For the six months ended June 30, 2024 and 2023, we did not recognize any impairment loss.

Real Estate Deposits

During the closing on a real estate investment, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will generally be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund reimburses the Company for the full amount of the deposit.

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at each reporting period. Any changes in fair value of our derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “Decrease in fair value of derivative financial instrument”. Any gains or losses arising from cash paid or received on derivative contracts are recorded in our consolidated statements of operations as “Interest expense, net.”

Deferred Leasing Costs

We capitalize and amortize direct and incremental costs associated with the successful negotiation of leases, on a straight-line basis over the terms of the respective leases. Deferred leasing costs are classified in “Intangible lease assets, net” on the consolidated balance sheets. We record the amortization of deferred leasing costs in “Depreciation and amortization” on the consolidated statements of operations. If an applicable lease terminates prior to the expiration of its initial lease term, we write off the carrying amount of the costs to amortization expense.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 2019, and intends to continue to operate as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2024 and 2023. No gross deferred tax assets or liabilities have been recorded as of June 30, 2024 and 2023.

Beginning in 2020, we elected to treat certain wholly-owned subsidiaries as QRSs. The QRSs are corporations that are wholly-owned by the Company and are disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT.

As of June 30, 2024, the tax period for the taxable year ending December 31, 2020 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

Other revenue consists of utility reimbursements, damages, termination fees, forfeited deposits, recoverable expenses, and administrative and late fees, which are recognized on an accrual basis.

Dividend income consists of interest earned on bank accounts and money market dividend income, which is related to dividends earned through our cash sweep bank account and is recognized on an accrual basis.

Gains or losses on the sale of real estate are recognized net of selling costs at the time the property is delivered, and title and possession are transferred to the buyer.

As of June 30, 2024, non-cancellable commercial operating leases provide for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
Remainder of 2024	$2,263
2025	3,967
2026	3,194
2027	2,378
2028	2,015
Thereafter	3,729
Total	$17,546

For the six months ended June 30, 2024 and 2023, three and two tenants, respectively, accounted for greater than 10% of rental revenue.

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU 2023-07”), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for entities with a single reportable segment. The amendment is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

3.             Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2024	For the Year Ended December 31, 2023
Beginning balance	$54,418	$43,492
Additional investments in equity method investees	1,412	15,727
Distributions from equity method investees	(4,766)	(4,145)
Equity in earnings (losses) of equity method investees	889	(656)
Ending balance	$51,953	$54,418

As of June 30, 2024, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)

Acquired in 2019, a 90% non-controlling member interest in GlenRise 4th Street LLC, whose activities are carried out through the following wholly-owned asset: GlenLine 4th Street Property, a dual tenant industrial flex building with redevelopment potential in Washington, DC.

(2)

Acquired in 2019, investments in equity method investees includes the contributions to National Lending, LLC (“National Lending”), in exchange for ownership interests. See Note 12, Related Party Arrangements for further information regarding National Lending.

(3)

Acquired in 2021, a 40% non-controlling member interest in Fundrise SFR DEV JV 1, LLC, which primarily invests in ground-up development and newly constructed single-family residential real properties located throughout the Sunbelt region of the United States. See Note 12, Related Party Arrangements for further information regarding co-investment arrangements.

(4)	Acquired in 2021, a 21.58% non-controlling member interest in Hampton Station Holdings, LLC, whose activities are carried out through the following wholly-owned asset: Hampton Station, a multi-tenant building and a development site for multi-family apartments in Greenville, SC. On November 19, 2021, the Company was admitted as a member of the joint venture concurrently with the closing of a construction loan related to the development of a mid-rise apartment complex. Remaining equity contributions to Hampton Station Holdings, LLC, will be contributed 95% by the Company and Fundrise East Coast Opportunistic REIT, LLC, an affiliate eREIT.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of June 30, 2024	As of December 31, 2023
Real estate assets, net	$133,287	$128,434
Other assets(1)	114,139	78,886
Total assets	$247,426	$207,320

Mortgage payable, net	11,959	12,045
Other liabilities(2)	78,803	33,086
Equity	156,664	162,189
Total liabilities and equity	247,426	207,320
Company’s equity investment, net	$51,953	$54,418

(1)	As of June 30, 2024 and for the year ended December 31, 2023, approximately $99.7 million and $57.3 million, respectively, of “Other assets” are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending. See Note 12, Related Party Arrangements for further information regarding National Lending.

(2)	As of June 30, 2024 and December 31, 2023, approximately $32.0 million and $0 of Other liabilities represent promissory notes issued from an affiliated eREIT to National Lending, respectively. See Note 12, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Six Months Ended June 30, 2024	For the Year Ended December 31, 2023
Total revenue	$5,359	$6,282
Total expenses	1,717	4,858
Net income (loss)	3,642	1,424
Company’s equity in net income (loss) of investee	889	(656)

4.             Investments in Rental Real Estate Properties and Real Estate Held for Improvement

As of June 30, 2024 and December 31, 2023, we had invested in seven and five rental real estate properties, respectively. During the six months ended June 30, 2024, two properties were placed into service for approximately $20.9 million, after approximately $606,000 of impairment loss and approximately $155,000 of estimated costs to sell.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of June 30, 2024	As of December 31, 2023
Land	$73,590	$64,627
Building	39,354	27,646
Site improvements	1,364	1,378
Post-acquisition capitalized improvements	1,421	-
Total gross investment in rental real estate properties	115,729	93,651
Less: Accumulated depreciation	(3,490)	(1,907)
Total investment in rental real estate properties, net	$112,239	$91,744

As of June 30, 2024 and December 31, 2023, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $677,000 and $191,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $306,000 and $159,000, respectively. The increase is attributed to the two properties that were placed in service during the six months ended June 30, 2024.

For the six months ended June 30, 2024 and 2023, the Company recognized approximately $626,000 and $472,000 of depreciation expense on rental real estate properties, respectively.

As of June 30, 2024 and December 31, 2023 we had invested in one and two real estate properties held for improvement, respectively. During the six months ended June 30, 2024, one property was reclassified from real estate properties held for improvement to rental real estate properties on the consolidated balance sheets for approximately $13.3 million.

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of June 30, 2024	As of December 31, 2023
Land	$6,881	$11,494
Building and building improvements	1,805	2,877
Work-in-progress	366	5,725
Total investment in real estate held for improvement	$9,052	$20,096

As of June 30, 2024 and December 31, 2023, our investments in real estate held for improvement included cumulative capitalized transaction costs of approximately $0 and $299,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $0 and $72,000, respectively. The decrease is attributed to the one property that was transferred from investments in real estate held for improvement during the six months ended June 30, 2024.

5.             Investments in Real Estate Held for Sale

As of June 30, 2024 and December 31, 2023, we had zero and two real estate properties held for sale, respectively.

The following table presents the Company’s investments in real estate properties held for sale (amounts in thousands):

	As of June 30, 2024	As of December 31, 2023
Land	$-	$6,147
Building and building improvements	-	5,883
Estimated costs to sell	-	(209)
Total investment in real estate held for sale	$-	$11,821

During the six months ended June 30, 2024, one property was sold for a gross sales price of approximately $4.5 million. Net proceeds from the sale, after prorations and selling costs, totaled approximately $4.3 million, and the Company recognized a loss of approximately $58,000.

Additionally, one property was transferred from real estate held for sale into rental real estate properties as the Company no longer anticipates the sale of the property is probable within one year. The Company recognized an impairment loss of approximately $606,000 during the six months ended June 30, 2024 to write down its carrying value of approximately $7.6 million to its estimated fair value of approximately $7.0 million as of June 30, 2024.

As of June 30, 2024 and December 31, 2023, investments in real estate held for sale included capitalized transaction costs of approximately $0 and $276,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $0 and $92,000, respectively.

6.             Intangible Lease Assets and Liabilities

The Company’s intangible lease assets and liabilities consist of in-place leases, deferred leasing costs, above-market leases, and below-market leases primarily related to acquisition of the C20 Property resulting from the Merger. In-place leases, deferred leasing costs, and above-market leases are classified as “Intangible lease assets, net” on our consolidated balance sheets; whereas, below-market leases are classified as “Intangible lease liabilities, net” on our consolidated balance sheets.

As of June 30, 2024 and December 31, 2023, in-place leases, net were approximately $813,000 and $1.2 million, respectively. In-place lease assets are amortized over the remaining term of the respective leases. For the six months ended June 30, 2024 and 2023, amortization of in-place lease assets was approximately $355,000 and $407,000, respectively, and included in “Depreciation and amortization” in the consolidated statements of operations.

As of June 30, 2024 and December 31, 2023, deferred leasing costs, net were approximately $1.2 million and $1.5 million, respectively. Deferred leasing costs are amortized over the remaining term of the respective leases. For the six months ended June 30, 2024 and 2023, amortization of deferred leasing costs was approximately $139,000 and $312,000, respectively, and was included in “Depreciation and amortization” in the consolidated statements of operations.

As of June 30, 2024 and December 31, 2023, above-market leases, net were approximately $49,000 and $86,000, respectively, and below-market leases, net were approximately $(1.9 million) and $(2.1 million), respectively. The Company recognizes the amortization of acquired above- and below-market leases over the remaining term of the respective leases. For the six months ended June 30, 2024 and 2023, amortization of above-market leases was approximately $37,000 and $40,000, respectively, and amortization of below-market leases was approximately $(201,000) and $(218,000), respectively. The amortization of above-market leases is included as a reduction to “Rental revenue” in the consolidated statements of operations, whereas the amortization of below-market leases is included as an addition to “Rental revenue” in the consolidated statements of operations.

The following table summarizes the scheduled amortization of the Company’s acquired intangible lease assets for each of the five succeeding years and thereafter (amounts in thousands):

Year	In-place Lease Intangibles	Deferred Leasing Costs	Above- market Lease Intangibles
Remainder of 2024	$519	$208	$42
2025	177	189	7
2026	72	149	-
2027	45	120	-
2028	-	90	-
Thereafter	-	403	-
Total	$813	$1,159	$49

The following table summarizes the scheduled amortization of the Company’s acquired intangible lease liabilities for each of the five succeeding years and thereafter (amounts in thousands):

Year	Below- market Lease Intangibles
Remainder of 2024	$(400)
2025	(313)
2026	(157)
2027	(112)
2028	(83)
Thereafter	(852)
Total	$(1,917)

7.             Other Assets

The balance in other assets, net is as follows (amounts in thousands):

	As of June 30, 2024	As of December 31, 2023
Deferred rent receivable	$556	$486
Due from related party	-	36
Tenant receivables, net	147	144
Prepaid expenses	113	326
Total	$816	$992

As of June 30, 2024 and December 31, 2023 tenant receivables were recorded net of an allowance for bad debt of approximately $524,000 and $565,000, respectively. For the six months ended June 30, 2024 and 2023, the Company recorded approximately $67,000 and $102,000, respectively, in bad debt expense, which is recorded as a reduction to rental revenue.

8.             Mortgage Payable

The following is a summary of the Company’s mortgage payable as of June 30, 2024 and December 31, 2023 (dollar amounts in thousands):

Borrower (4)	Interest Rate(3)	Maturity Date	Balance at June 30, 2024		Balance at December 31, 2023
C20 Property	SOFR + 1.61%	03/06/2025	$35,213	(1)	$35,016	(2)
Total			$35,213		$35,016

(1)	This balance represents the principal balance of approximately $35.5 million, net of the unamortized below-market debt value of approximately $262,000 as of June 30, 2024.

(2)	This balance represents the principal balance of approximately $35.5 million, net of the unamortized below-market debt value of approximately $459,000 as of December 31, 2023.

(3)	Effective February 10, 2023, the loan was amended and the interest rate was modified from LIBOR + 1.5%, to SOFR + 0.1144% + 1.5% spread. SOFR represents the Daily Simple Secured Overnight Financing Rate established per the loan agreement.

(4)	All mortgage loans are secured by the Company’s properties.

The mortgage note requires monthly, interest-only payments until maturity, at which time the entire outstanding principal balance becomes due. For the six months ended June 30, 2024 and 2023, we incurred interest expense of approximately $1.1 million and $389,000, respectively, which is recorded to “Interest expense, net” in our consolidated statements of operations. Approximately $35.5 million of principal payments are due on March 6, 2025.

As of June 30, 2024 and December 31, 2023, the total below-market debt value was approximately $1.4 million, which is amortized on a straight-line basis over the term of the mortgage note. The straight-line adjustment approximates the effective interest method, and is an adjustment to interest expense in the consolidated statements of operations. During the six months ended June 30, 2024 and 2023, the amortization of below-market debt value was approximately $197,000.

The mortgage loan contains a requirement for quarterly monitoring of the C20 Property’s debt service coverage ratio (“DSCR”). During the six months ended June 30, 2024, management calculated a DSCR below the lender specified threshold, resulting in the continuance of a cash sweep period, whereby excess cash flow is swept into an account held by the lender. During the six months ended June 30, 2024, approximately $513,000 of additional cash was swept into the account held by the lender, and approximately $522,000 was used to fund tenant improvements. These amounts are included within “Restricted Cash” in the consolidated balance sheets.

In accordance with the terms of the mortgage note, the lender has the right to request a property appraisal if the DSCR ratio is less than 1.15 for six consecutive quarters. During the six months ended June 30, 2024, the lender requested a new property appraisal which resulted in a loan to value (“LTV”) ratio higher than the required maximum of 55%, therefore triggering repayment. As of June 30, 2024, the Company was in negotiations with the lender regarding repayment, and no repayments were made as of June 30, 2024.

9.             Derivative Financial Instrument

Effective August 2, 2021, we entered into an interest rate swap agreement with a notional amount of $38.5 million to swap the floating interest rate of the C20 Property mortgage payable (see Note 8, Mortgage Payable) to a fixed rate of 0.7075% plus a 1.50% spread for an all-in fixed rate of approximately 2.21% over the initial term.

Effective February 10, 2023, the loan was amended and the interest rate was modified from LIBOR to SOFR + 0.1144%, with no change to the spread, for an all-in fixed rate of approximately 2.2459%. The notional amount was modified to $35.5 million as a result of a partial principal repayment during the year ended December 31, 2022 and there was no change to the maturity date.

The interest rate swap is not for trading purposes and we have not designated the interest rate swap for hedge accounting treatment. As a result, any changes in fair value of the interest rate swap are recognized immediately through earnings. During the six months ended June 30, 2024 and 2023, we recorded a decrease in the fair value of the interest rate swap of approximately $539,000 and $258,000, respectively, which is reflected as “Decrease in fair value of derivative financial instrument” in our consolidated statements of operations. During the six months ended June 30, 2024, we recognized aggregate income of approximately $841,000 related to the interest rate swap, which is recorded as a reduction to “Interest expense, net” in our consolidated statements of operations. As of June 30, 2024, approximately $139,000 of interest rate swap income was payable to the Company and was recorded net of the related accrued interest expense.

The fair value of the interest rate swap is estimated based on the expected future cash flows by incorporating the notional amount of the swap, the contractual period to maturity, observable market-based inputs, including interest rate curves, and certain unobservable inputs, including counterparty default risk.

The fair value of our interest rate swap as of June 30, 2024 and December 31, 2023 is shown below (dollar amounts in thousands):

	Notional Amount			Fair Value
Derivative Financial Instrument	As of June 30, 2024	As of December 31, 2023	Maturity Date	As of June 30, 2024	As of December 31, 2023
Interest rate swap	$35,475	$35,475	03/06/2025	$1,205	$1,744

10.          Distributions

Distributions are calculated based on members of record each day during the distribution periods. During the six months ended June 30, 2024 and the year ended December 31, 2023, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $112,000 and $608,000, respectively. Of the distributions declared during the six months ended June 30, 2024 and the year ended December 31, 2023, approximately $43,000 and $405,000, respectively, were paid or reinvested. Approximately $69,000 and $203,000 remained payable as of June 30, 2024 and December 31, 2023, respectively.

11.           Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amounts of cash and cash equivalents, restricted cash, other assets, and notes payable to related parties reported in the Consolidated Balance Sheets approximates fair value because of the short maturity of these instruments.

The only financial instruments that are recorded at fair value on the Consolidated Balance Sheets on a recurring basis are the derivative financial instruments. We value these financial instruments utilizing significant other observable inputs (Level 2). See Note 9, Derivative Financial Instrument, for detail of these valuation inputs.

As of June 30, 2024 and December 31, 2023, the net carrying amounts and fair values of other financial instruments were as follows (amounts in thousands):

	June 30,2024		December 31, 2023
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities:
Mortgage Payable	$35,213	$35,463	$35,016	$33,360
Total	$35,213	$35,463	$35,016	$33,360

Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument (see Note 2 – Summary of Significant Accounting Policies). The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Mortgages Payable (Level 3): The fair value of our mortgage payable principal balance is estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates.

12.           Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Offering Costs for the amount of offering costs incurred and payable for the six months ended June 30, 2024 and 2023.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, or utility costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2024 and 2023, the Manager incurred approximately $2,000 and $1,000 of operational costs on our behalf, respectively. There was approximately $0 of operational costs due and payable to the Manager as of June 30, 2024 and December 31, 2023.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85%, of our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived. During the six months ended June 30, 2024 and 2023, we have incurred investment management fees of approximately $475,000 and $538,000, respectively. As of June 30, 2024 and December 31, 2023, approximately $231,000 and $268,000, respectively, of investment management fees remained payable to the Manager.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the direct equity investment project or if there is no outside developer of the direct equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the six months ended June 30, 2024 and 2023, approximately $191,000 and $69,000, respectively, of development fees have been incurred. As of June 30, 2024 and December 31, 2023, approximately $50,000 and $239,000, respectively were due and payable.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2024 and December 31, 2023, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the six months ended June 30, 2024 and 2023, no special servicing fees have been incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate and will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. For the six months ended June 30, 2024 and 2023, approximately $68,000 and $0, respectively, of disposition fees have been incurred or paid. As of June 30, 2024 and December 31, 2023, no disposition fees were payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and interest revenue in kind, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2024 and 2023 the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held approximately 10,500 shares as of both June 30, 2024 and December 31, 2023. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held approximately 1,000 common shares as of June 30, 2024 and December 31, 2023.

For the six months ended June 30, 2024 and 2023, the Sponsor incurred approximately $37,000 and $61,000, respectively, of operational costs on our behalf, in connection with the Shared Services Agreement. As of June 30, 2024 and December 31, 2023, approximately $1,000 and $2,000 of operational costs were due and payable, respectively.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of June 30, 2024 and December 31, 2023, the Company has contributed approximately $6.5 million and $6.5 million for a 9.57% and 10.12% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes with any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. Any promissory note bears a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs in order to secure short-term bridge financing. All transactions between National Lending and the affiliated eREIT are reviewed by the Independent Manager.

All transactions between National Lending and the affiliated eREITs are reviewed by the Independent Manager.

The following is a summary of the promissory notes issued by National Lending to the Company as of June 30, 2024 and December 31, 2023 (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Maturity Date	Balance at June 30, 2024	Balance at December 31, 2023
2023 (1)	$3,500	6.0%	03/30/2024	$-	$3,500
2023 (1)	$3,500	6.0%	03/31/2024	$-	$3,500
2023 (1)	$3,000	6.0%	04/14/2024	$-	$3,000
2023 (1)	$4,000	6.0%	06/30/2024	$-	$4,000
2023 (1)	$2,000	6.5%	07/10/2024	$-	$2,000
2023 (1)	$500	6.5%	07/31/2024	$-	$500
2023 (1)	$3,500	6.5%	08/10/2024	$-	$3,500
2023 (1)	$3,500	6.5%	10/03/2024	$-	$3,500
2023 (1)	$3,000	6.5%	10/05/2024	$-	$3,000
2023 (1)(2)	$1,000	6.5%	10/31/2024	$-	$-
2023 (1)	$6,000	6.5%	12/20/2024	$-	$6,000
2024 (1) (5)	$38,500	6.5%	12/31/2024	$38,500	$-
2024 (3) (5)	$4,000	6.5%	01/31/2025	$3,400	$-
2024 (4) (5)	$4,000	6.5%	03/28/2025	$-	$-
				$41,900	$32,500

(1)	On January 2, 2024, all outstanding National Lending loans as of December 31, 2023, were consolidated and reissued as a new promissory note to the Company with a maximum principal balance of $38.5 million. Upon execution of this agreement, the Company repaid approximately $850,000 in accrued interest to National Lending. The note bears a 6.50% interest rate and matures on December 31, 2024.

(2)	Effective October 31, 2023, the Company and National Lending entered into a promissory note with a principal amount of $1.0 million where National Lending agrees to loan or advance to the Company up to the maximum principal amount of $1.0 million. There were no draws on the loan by the time all outstanding National Lending loans as of December 31, 2023 were consolidated on January 2, 2024.

(3)

On January 31, 2024, National Lending issued a new promissory note to the Company for a total maximum principal amount of $4.0 million. The company had drawn the entire $4.0 million, and on May 3, 2024, the Company partially paid off $600,000 of principal.

(4)

On March 28, 2024, National Lending issued a new promissory note to the Company for a total maximum principal amount of $4.0 million. Of the $4.0 million, the Company had drawn $2.9 million of the principal balance. On May 3, 2024 the Company paid the full principal balance of $2.9 million and approximately $15,000 of accrued interest.

(5)	This loan is secured by properties pledged by the Company with a total carrying value of approximately $75.2 million as of June 30, 2024. The Company is required to maintain the pledged properties as collateral until the loan is fully repaid.

For the six months ended June 30, 2024 and 2023, the Company incurred approximately $1.3 million and $553,000, respectively, in interest expense on related party notes with National Lending. As of June 30, 2024 and December 31, 2023, we had outstanding accrued interest of approximately $1.3 million and $845,000, respectively, due to National Lending.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata the Company’s origination or commitment amount for the underlying acquisition.

During the six months ended June 30, 2024 and 2023, we incurred approximately $0 and $19,000, respectively, of reimbursable operating costs on behalf of our Co-Investment. Approximately $0 of reimbursable operating costs were receivable as of June 30, 2024 and December 31, 2023.

13.           Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

14.           Commitments and Contingencies

Reimbursable Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for offering costs that were paid by the Manager on the Company’s behalf. As of June 30, 2024 and December 31, 2023, approximately $12,000 and $8,000 of offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Offering Costs.

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being significant to us.

15.           Subsequent Events

National Lending

On July 30, 2024, National Lending issued a new promissory note to the Company for a total maximum principal amount of $3.0 million. The note bears a 6.25% interest rate and matures on July 29, 2025. As of September 26, 2024 the principal outstanding on the promissory note is $2.0 million.

Mortgage Payable

On September 4th, 2024, as part of ongoing forbearance discussions, the lender delivered a notice of default for the C20 Mortgage. As part of the notice, the lender acknowledged that it does not intend to charge interest at the default rate.

Item 4.    Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 of the Company’s Form DOS filed with the SEC on March 7, 2019)
2.2*	Certificate of Amendment to Certificate of Formation dated August 3, 2021 (incorporated by reference to the copy thereof filed as Exhibit 2.2 of the Company’s Form 1-SA filed with the SEC on September 27, 2021)
2.3*	Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.3 to the Company’s Semiannual Report on Form 1-SA filed with the SEC on September 27, 2023)
4.1*	Form of Subscription Agreement (incorporated herein by reference to Appendix A of the Company’s Offering Circular filed with the SEC on October 2, 2020)
6.1*	Form of License Agreement between Fundrise Growth eREIT 2019, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 of the Company’s Form DOS filed with the SEC on March 7, 2019)
6.2*	Form of Fee Waiver Support Agreement between Fundrise Growth eREIT 2019, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 of the Company’s Form DOS filed with the SEC on March 7, 2019)
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 of the Company’s Form DOS filed with the SEC on March 7, 2019)
6.4*	Agreement of Merger and Plan of Reorganization dated July 30, 2021 between Fundrise Growth eREIT 2019, LLC and Fundrise Growth eREIT V, LLC (incorporated by reference to the copy thereof filed as exhibit 6.4 to the Company’s Form 1-A filed on May 2, 2022)

*	Previously filed.
**	Filed herewith.

11

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 26, 2024.

Fundrise Development eREIT, LLC
By: Fundrise Advisors, LLC, a Delaware limited liability
company, its Manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 26, 2024
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 26, 2024
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)